SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 8)*

                          Security Capital Corporation
--------------------------------------------------------------------------------
                                (Name of issuer)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    814131198
--------------------------------------------------------------------------------
                                 (CUSIP number)

                               Brian D. Fitzgerald
                                Capital Partners
                          One Pickwick Plaza, Suite 310
                               Greenwich, CT 06830
                                 (203) 625-0770
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 13, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 814131198                   13D            Page ______ of ______ Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Brian D. Fitzgerald              ####-##-####
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

             PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

  NUMBER OF             115,529
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8     SHARED VOTING POWER
  OWNED BY
    EACH                2,711,117
  REPORTING    -----------------------------------------------------------------
 PERSON WITH   9     SOLE DISPOSITIVE POWER

                        115,529
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                        2,711,117
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,826,706
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             69.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 814131198                   13D            Page ______ of ______ Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Capital Partners, Inc.     #13-310-9595
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      Connecticut
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

  NUMBER OF             0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8     SHARED VOTING POWER
  OWNED BY
    EACH                2,356,388
  REPORTING    -----------------------------------------------------------------
 PERSON WITH   9     SOLE DISPOSITIVE POWER

                        0
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                        2,356,388
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,356,388
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             58.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 814131198                   13D            Page ______ of ______ Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             FGS, Inc.           #51-0315515
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

             PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

  NUMBER OF             354,789
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8     SHARED VOTING POWER
  OWNED BY
    EACH                2,356,388
  REPORTING    -----------------------------------------------------------------
 PERSON WITH   9     SOLE DISPOSITIVE POWER

                        354,789
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                        2,356,388
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,711,177
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             66.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 814131198                   13D            Page ______ of ______ Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             CP Acquisition, L.P. No. 1        #51-0328383
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Connecticut
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

  NUMBER OF             2,356,388
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8     SHARED VOTING POWER
  OWNED BY
    EACH                0
  REPORTING    -----------------------------------------------------------------
 PERSON WITH   9     SOLE DISPOSITIVE POWER

                        2,356,388
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,356,388

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             58.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 814131198                   13D            Page ______ of ______ Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             FGS Partners, L.P.         #06-1326750
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Connecticut
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

  NUMBER OF              0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8     SHARED VOTING POWER
  OWNED BY
    EACH                 2,356,388
  REPORTING    -----------------------------------------------------------------
 PERSON WITH   9     SOLE DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                         2,356,388
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,356,388
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             58.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

THIS STATEMENT CONSTITUTES AMENDMENT NO. 8 TO THE SCHEDULE 13D PREVIOUSLY FILED.

ITEM 1.   SECURITIES AND ISSUER

          This statement relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Security Capital Corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1111 North Loop West, Suite 400, Houston, Texas 77008.

ITEM 2.   IDENTITY AND BACKGROUND

          Item 2 is hereby amended to read as follows:

          (a) This amendment is being filed by Brian D. Fitzgerald, FGS, Inc., a Delaware corporation ("FGS"), Capital Partners, Inc., a Connecticut corporation ("CP Inc."), CP Acquisition, L.P. No. 1, a Connecticut limited partnership ("CP Acquisition"), and FGS Partners, L.P., a Connecticut limited partnership (each, a "Registrant" and, collectively, the "Registrants").

          (b) and (c) See Schedule A hereto.

          (d) and (e) During the past five years, no Registrant or any other person listed in Schedule A hereto has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

          (f) See Schedule A hereto.

ITEM 3.   SOURCE OF FUNDS

          Item 3 is hereby amended to read as follows:

               The number of shares purchased by each of the Registrants and other persons listed in Schedule A hereto that made any of the purchases described in Item 4, the amount of funds used by each of such persons and the source of such funds are as follows:

                               Number of
                                Shares            Amount of           Source
      Name                     Purchased          Funds Used         of Funds
      ----                     ---------          ----------         --------

      Brian D. Fitzgerald       54,692            $184,585.50           PF

ITEM  4.  PURPOSE OF TRANSACTION

          Item 4 is hereby amended to read as follows:

          (a) - (j) The purpose of the purchase described in Item 3 by the person listed therein was to increase the investment of such person in the equity of the Issuer. Other than as may have been previously reported herein, none of the Registrants or any of the other persons listed in Schedule A hereto has any plan or proposal which relates to or would result in any of the events listed in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM  5.  INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is hereby amended to read as follows:

          (a) Number of shares of Class A Common Stock beneficially owned as of May 13, 1997 by each of the Registrants and the other persons listed in Schedule A hereto:

             Brian D. Fitzgerald                2,826,706
             FGS, Inc.                          2,711,177
             Capital Partners, Inc.             2,356,388
             CP Acquisition, L.P.
               No. 1                            2,356,388
             FGS Partners, L.P.                 2,356,388
             A. George Gebauer                     59,980

          Percent of Class A Common Stock*/:

          Brian D. Fitzgerald                        69.6%
          FGS, Inc.                                  66.8%
          Capital Partners, Inc.                     58.0%
          CP Acquisition, L.P.
            No. 1                                    58.0%
          FGS Partners, L.P.                         58.0%
          A. George Gebauer                           1.5%

      (b) Number of shares of Class A Common Stock beneficially owned as of May 13, 1997 as to which Registrants and each of the other persons listed in Schedule A hereto have:

          (i) sole power to vote or direct the vote:

                Brian D. Fitzgerald          115,529  shares owned of record
                FGS, Inc.                    354,789  shares owned of record
                Capital Partners, Inc.             0  shares
                CP Acquisition, L.P.
                  No. 1                    2,356,388  shares owned of record
                FGS Partners, L.P.                 0  shares
----------
*/ Based on the 4,059,764 shares of Class A Common Stock outstanding as of May 13, 1997.

                A. George Gebauer             59,980  shares owned of record

         (ii)   shared power to vote or direct the vote:

                Brian D. Fitzgerald         2,711,117  shares (including
                                                       2,356,388 shares owned of
                                                       record by CP Acquisition
                                                       and 354,789 shares
                                                       owned of record by FGS.)
                FGS, Inc.                   2,356,388  shares owned of record by
                                                       CP Acquisition
                Capital Partners, Inc.      2,356,388  shares owned of record by
                                                       CP Acquisition
                CP Acquisition, L.P. No. 1          0  shares
                FGS Partners, L.P.          2,356,388  shares owned of record by
                                                       CP Acquisition
                A. George Gebauer                   0  shares

         (iii)  sole power to dispose or to direct the disposition of:

                Brian D. Fitzgerald           115,529  shares owned of record
                FGS, Inc.                     354,789  shares owned of record
                Capital Partners, Inc.              0  shares
                CP Acquisition, L.P. No. 1  2,356,388  shares owned of record
                FGS Partners, L.P.                  0  shares
                A. George Gebauer              59,980  shares owned of record

         (iv)   shared power to dispose or to direct the disposition of:

                Brian D. Fitzgerald         2,711,177  shares (including
                                                       2,356,388 shares owned
                                                       of record by CP
                                                       Acquisition and 354,789
                                                       shares owned of record by
                                                       FGS.)
                FGS, Inc.                   2,356,388  shares owned of record by
                                                       CP Acquisition
                Capital Partners, Inc.      2,356,388  shares owned of record by
                                                       CP Acquisition
                CP Acquisition, L.P. No. 1          0  shares
                FGS Partners, L.P.          2,356,388  shares owned of record by
                                                       CP Acquisition
                A. George Gebauer                   0  shares

          (c)   The only purchases within the past 60 days are described in
                Item 3 and in Schedule A hereto and were effected as of May 13, 1997.

ITEM  7.  MATERIALS TO BE FILED AS EXHIBITS

          Item 7 is hereby amended to add the following exhibit:

                    (a) Joint Filing Agreement, dated as of May 28, 1997, among Brian D. Fitzgerald, FGS, Inc., Capital Partners, Inc., CP Acquisition, L.P. No. 1 and FGS Partners, L.P.

                                   SIGNATURES

          AFTER REASONABLE INQUIRY and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 8 to Schedule 13D is true, complete and correct.

Dated:  May 28, 1997


 /s/Brian D. Fitzgerald                      FGS PARTNERS, L.P.
---------------------------------            By Capital Partners, Inc.
BRIAN D. FITZGERALD                             General Partner


                                             By:  /s/ A. George Gebauer
                                                 -------------------------------
                                                 A. George Gebauer
                                                 Vice President


CP ACQUISITION, L.P. NO. 1                   FGS, INC.
By:  FGS, Inc.
     General Partner
                                             By:  /s/ A. George Gebauer
                                                 -------------------------------
                                                 A. George Gebauer
By: /s/ A. George Gebauer                        Vice President
    ------------------------------
    A. George Gebauer
    Vice President

CAPITAL PARTNERS, INC.


By: /s/ A. George Gebauer
    ------------------------------
    A. George Gebauer
    Vice President

                                   SCHEDULE A

                Schedule A is hereby amended to read as follows:

                                    FGS, Inc.
                            1105 North Market Street
                                   Suite 1300
                                  P.O. Box 8985
                           Wilmington, Delaware 19899

            Controlling Persons, Executive Officers and Directors of
                        FGS, Inc., a Delaware corporation

Brian D. Fitzgerald                    President, Treasurer, Director

A. George Gebauer                      Vice President, Secretary, Director

Edward J. Jones                        Assistant Secretary, Director

          Mr. Jones is principally employed as President of Delaware Corporate Management, Inc., 1105 North Market Street, Suite 1300, P.O. Box 8985, Wilmington, Delaware 19899. Mr. Jones does not beneficially own any shares of Class A Common Stock of the Issuer.

          Messrs. Fitzgerald and Gebauer are principally employed as partners of Capital Partners, One Pickwick Plaza, Suite 310, Greenwich, Connecticut 06830.

          Each of the foregoing individuals is a United States citizen.

         ---------------------------------------------------------------

                             Capital Partners, Inc.
                          One Pickwick Plaza, Suite 310
                          Greenwich, Connecticut 06830

            Controlling Persons, Executive Officers and Directors of
                Capital Partners, Inc., a Connecticut corporation

Brian D. Fitzgerald                         President and Director

James G. Anderson                           Vice President

A. George Gebauer                           Vice President

Harold F. Doolittle                         Vice President

Calvin Neider                               Vice President

Robert K. Fitzgerald                        Director

Grace M. Santacqua                          Secretary

          Mr. Robert K. Fitzgerald is a United States citizen and is principally employed as President and Chief Executive Officer of Flavor House Products, Inc. As a trustee of the Trust dated 6/26/81 f/b/o the children of Brian D. Fitzgerald, he may be deemed to share voting power and dispositive power relating to the 55,437 shares of Class A Common Stock owned of record by the Trust. See the description of Brian D. Fitzgerald and A. George Gebauer above for their principal occupations, business addresses and citizenship.

          Messrs. James G. Anderson, Harold F. Doolittle and Calvin Neider and Ms. Grace M. Santacqua are principally employed as officers of Capital Partners, Inc., the business address of which is set forth above. Such persons beneficially own the following amounts of Class A Common Stock of the Issuer. Mr. Anderson--6,200 shares; Mr. Doolittle--5,200 shares; Mr. Neider--5,000 shares; and Ms. Santacqua--0 shares. Each of such persons has sole voting power and dispositive power with respect to such shares. During the past 60 days, Messrs. Doolittle, Neider and Anderson purchased 5,000 shares, 5,000 shares and 4,000 shares, respectively. Each of such persons purchased such shares on May 13, 1997, for cash, using personal funds.

         ---------------------------------------------------------------

                               FGS Partners, L.P.
                            1105 North Market Street
                                   Suite 1300
                                  P.O. Box 8985
                           Wilmington, Delaware 19899

            FGS Partners, L.P. is a Connecticut limited partnership.

                     General Partner: Capital Partners, Inc.

          See the description of Capital Partners, Inc. above for a description of its controlling persons, executive officers and directors.

         ---------------------------------------------------------------

                           CP Acquisition, L.P. No. 1
                            1105 North Market Street
                                   Suite 1300
                                  P.O. Box 8985
                           Wilmington, Delaware 19899

          CP Acquisition, L.P. No. 1 is a Connecticut limited partnership.

                  General Partners:           Capital Partners, Inc.
                                              FGS, Inc.
                                              FGS Partners, L.P.

          See the description of the three general partners above for a description of the controlling persons, executive officers and directors thereof.

         ---------------------------------------------------------------

                               Brian D. Fitzgerald
                           c/o Capital Partners, Inc.
                          One Pickwick Plaza, Suite 310
                          Greenwich, Connecticut 06830

          See the description of Mr. Brian D. Fitzgerald under the description of FGS, Inc. above.

         ---------------------------------------------------------------

                                A. George Gebauer
                           c/o Capital Partners, Inc.
                          One Pickwick Plaza, Suite 310
                          Greenwich, Connecticut 06830

          See the description of Mr. A. George Gebauer under the description of FGS, Inc. above.

                                Index of Exhibits
                              to Amendment No. 8 to
                                  Schedule 13D

Number    Exhibit
------    -------

1.        Joint Filing Agreement, dated as of May 28, 1997, among
          Brian D. Fitzgerald, FGS, Inc., Capital Partners, Inc., CP Acquisition, L.P. No. 1 and FGS Partners, L.P.

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

          JOINT FILING AGREEMENT, dated as of the 28th day of May, 1997, among BRIAN D. FITZGERALD, FGS, INC., CAPITAL PARTNERS, INC., CP ACQUISITION, L.P. NO. 1 and FGS PARTNERS, L.P. (COLLECTIVELY, THE "JOINT FILERS").

          WHEREAS, pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

          NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

          1. Amendment No. 8 to the Schedule 13D with respect to the Class A Common Stock, par value $.01 per share, of Security Capital Corporation (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

          2. Each of the Joint Filers is eligible to use Schedule 13D for the filing of information therein contained.

          3. Each of the Joint Filers is responsible for the timely filing of
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

          IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.


 /s/Brian D. Fitzgerald                     FGS PARTNERS, L.P.
--------------------------------            By Capital Partners, Inc.
BRIAN D. FITZGERALD                            General Partner


                                            By: /s/A. George Gebauer
                                                -------------------------------
                                                 A. George Gebauer
                                                 Vice President

CP ACQUISITION, L.P. NO. 1                  FGS, INC.
By:  FGS, Inc.
     General Partner
                                            By: /s/A. George Gebauer
                                                -------------------------------
                                                 A. George Gebauer
   By: /s/A. George Gebauer                      Vice President
      --------------------------------
       A. George Gebauer
          Vice President

CAPITAL PARTNERS, INC.


By: /s/A. George Gebauer
    --------------------------------
    A. George Gebauer
    Vice President


                                       -2-